UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10166

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP in File 70-10166 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated July 1, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur. This authority replaces and supersedes authority granted in File Numbers 70-10021 and 70-10088.

This Certificate of Notification reports transactions for the quarter ended September 30, 2005.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27872
FILE NO. 70-10166
FOR THE QUARTER ENDED September 30, 2005

Contents

Item	Description

1	The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.
2	Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.
3
The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

4	The amount and terms of any pollution control refinancing issued pursuant to this order.
5	If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.
6	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the Public Utility Subsidiaries during the quarter.
7	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.
8	Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.
9	The name, parent company and the amount invested in any financing entity during the quarter.
10	A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.
11
With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

12
Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

13	A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.
14	The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.
15
If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.
17
Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that engaged in jurisdictional financing transactions during the quarter.

18
A retained earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

19	Signature page.

Item 1

The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

None

Item 2

Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

 None

Item 3

The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

Company	Type of Security Sold	Terms of Security	Total Proceeds

Kingsport Power Company Borrowing Limit - $50 million	None		$-
AEP Texas Central Company Borrowing Limit - $600 million	None		-
AEP Texas North Company Borrowing Limit - $250 million	None		-
Southwestern Electric Power Company Borrowing Limit - $600 million	None		-
Wheeling Power Company Borrowing Limit - $50 million	None		-

Item 4

The amount and terms of any pollution control refinancing issued pursuant to this order.

None

Item 5

If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

Guarantor	Subsidiary	Amount of Guarantee (in thousands)
None	None	$-

Item 6

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the public utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended September 30, 2005
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$-	$-	$-	-%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$-	$-	$-	-%

Item 7

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

AEP Legal Entity	Date Entered	Settlement Date	Maturity Date	Counter Party	Debt Amount (in millions)	Rate Given to Counterparty	Rate Received by AEP

Appalachian Power Company	8/12/2005	9/30/2005	9/30/2015	Citibank	$25	Market-Based (Forward Starting Swap)	4.70%
Appalachian Power Company	8/18/2005	9/30/2005	9/30/2015	Lehman	25	Market-Based (Forward Starting Swap)	4.67%
Appalachian Power Company	8/26/2005	9/30/2005	9/30/2015	Citibank	25	Market-Based (Forward Starting Swap)	4.60%
Appalachian Power Company	9/6/2005	9/30/2005	9/30/2015	Lehman	25	Market-Based (Forward Starting Swap)	4.51%
Indiana Michigan Power Company	8/25/2005	11/15/2005	11/15/2015	BNP	25	Market-Based (Forward Starting Swap)	4.64%
Indiana Michigan Power Company	8/30/2005	11/15/2005	11/15/2015	JP Morgan	25	Market-Based (Forward Starting Swap)	4.59%
Indiana Michigan Power Company	9/6/2005	11/15/2005	11/15/2015	JP Morgan	25	Market-Based (Forward Starting Swap)	4.52%

Item 8

Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

None

Item 9

The name, parent company and the amount invested in any financing entity during the quarter.

None

Item 10

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of September 30, 2005)
($s in thousands)

	Common Equity		Preferred Stock		Long-term Debt		Short-term Debt (a)		Total Capitalization
Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American Electric Power Company, Inc.	$8,985,000	43.2%	$61,000	0.3%	$11,742,000	56.4%	$15,000	0.1%	$20,803,000	100.0%
AEP Generating Company	50,605	47.4%	-	0.0%	44,826	42.0%	11,314	10.6%	106,745	100.0%
AEP Texas Central Company	1,189,232	38.8%	5,940	0.2%	1,853,443	60.6%	12,021	0.4%	3,060,636	100.0%
AEP Texas North Company	329,922	51.0%	2,357	0.4%	314,431	48.6%	-	0.0%	646,710	100.0%
Appalachian Power Company	1,653,030	43.2%	17,784	0.5%	2,151,271	56.3%	-	0.0%	3,822,085	100.0%
Columbus Southern Power Company	922,705	45.0%	-	0.0%	987,822	48.2%	138,541	6.8%	2,049,068	100.0%
Indiana Michigan Power Company	1,164,531	45.3%	8,084	0.3%	1,317,825	51.2%	81,101	3.2%	2,571,541	100.0%
Kentucky Power Company	338,190	41.0%	-	0.0%	486,657	59.0%	-	0.0%	824,847	100.0%
Kingsport Power Company	23,706	45.9%	-	0.0%	20,000	38.7%	7,985	15.4%	51,691	100.0%
Ohio Power Company	1,673,337	44.5%	16,641	0.4%	2,002,214	53.2%	70,873	1.9%	3,763,065	100.0%
Public Service Company of Oklahoma	565,032	48.5%	5,262	0.5%	571,056	49.1%	22,601	1.9%	1,163,951	100.0%
Southwestern Electric Power Company	800,721	51.4%	4,700	0.3%	753,039	48.3%	605	0.0%	1,559,065	100.0%
Wheeling Power Company	31,907	51.4%	-	0.0%	25,000	40.3%	5,130	8.3%	62,037	100.0%

(a)	Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 11

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2005
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition LLC	$-	$-
AEP C&I Company LLC	130	-
AEP Coal, Inc.	-	24,788
AEP Coal Marketing, LLC	-	37,215
AEP Communications, Inc.	-	5,215
AEP Communications LLC	5,322	-
AEP Delaware Investment Company	-	-
AEP Delaware Investment Company II	-	-
AEP Desert Sky GP, LLC	-	-
AEP Desert Sky LP, LLC	20,352	-
AEP Elmwood LLC	276	1,785
AEP EmTech LLC	13,085	-
AEP Energy Services, Inc.	78,637	15,412
AEP Energy Services Ltd.	2,378	-
AEP Energy Services Investments, Inc.	-	-
AEP Energy Services Gas Holding Company	-	288,713
AEP Energy Services UK Generation Ltd.	-	-
AEP Fiber Venture LLC	-	25,549
AEP Gas Marketing LP	-	-
AEP Gas Power GP, LLC	-	2,144
AEP Holdings I CV	-	-
AEP Holdings II CV	-	-
AEP Investments, Inc.	58,907	29,886
AEP MEMCo LLC	99,043	-
AEP Ohio Retail Energy LLC	-	-
AEP Power Marketing, Inc.	-	-
AEP ProServ, Inc.	-	15,009
AEP Resources, Inc.	298,921	-
AEP T&D Services LLC	-	460
AEP Texas C&I Retail GP, LLC	132	-
AEP Texas C&I Retail LP	-	11,384
AEP Texas POLR LLC	1,303	-
C3 Communications, Inc.	-	4,265
C3 Networks GP, LLC	-	-
C3 Networks LP	-	-
C3 Networks & Communications LP	-	-
CSW Development I, Inc.	-	-
CSW Energy, Inc.	-	9,760
CSW Energy Services, Inc.	-	3,035
CSW International, Inc.	-	7,503
CSW Power Marketing, Inc.	-	-
CSWE/Fort Lupton, Inc.	-	-
Houston Pipeline Company LP	49	-
HPL Holdings, Inc.	-	-
Mutual Energy SWEPCo LP	5,968	-
Mutual Energy LLC	-	2,803
Newgulf Power Venture, Inc.	656	-
NGLE Pushan Power LDC	-	-
NGLE International Ltd.	-	-
NGLE Project Management Company Ltd.	-	-
POLR Power LP	10,160	-
REP General Partner LLC	-	1,827
REP Holdco, Inc.	-	62,851
United Sciences Testing, Inc.	274	577
Ventures Leasing Company LLC	-	25,709

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Nonutility Pool
for the Quarter Ended September 30, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	3.43%	18
Weighted average interest rate for invested funds	3.80%	74

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2005
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$40,315	$-
AEP Service Corporation	74,611	239,806
AEP Texas Central Company	150,790	27,854
AEP Texas North Company	-	119,569
Appalachian Power Company	268,542	41,876
Blackhawk Coal Company	-	21,728
Cedar Coal Company	-	14,525
Central Appalachian Coal Company	-	1,916
Central Coal Company	-	558
Colomet Inc.	-	3,582
Columbus Southern Power Company	167,113	101,950
Conesville Coal Preparation Company	-	3,814
Dolet Hills Lignite Company LLC	76	4,956
Franklin Real Estate Company	61	199
Indiana Franklin Realty	34	5
Indiana Michigan Power Company	189,339	-
Kentucky Power Company	8,342	19,341
Kingsport Power Company	12,333	-
Ohio Power Company	123,508	25,851
Public Service Company of Oklahoma	46,117	66,159
Simco Inc.	-	543
Southern Appalachian Coal Company	-	9,913
Southwestern Electric Power Company	32,939	17,551
Wheeling Power Company	8,978	1,031

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Utility Money Pool
for the Quarter Ended September 30, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	3.60%	92
Weighted average interest rate for invested funds	0.00%	0

Item 12

Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

None

Item 13

A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	July 11, 2005
U-6B-2	Public Service Company of Oklahoma	July 6, 2005

Item 14

The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

Dividend Paid by	Date Paid	Amount	Dividends Paid to
C3 Communications, Inc.	7/29/2005	$3,061,929	AEP Utilities, Inc.

Item 15

If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

None.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

None.

Item 17

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

See the following Balance Sheets previously filed with the SEC as part of AEP's Combined Form 10Q for the quarter ended September 30, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

Shown below are the Balance Sheets for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
BALANCE SHEET
ASSETS
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$16,604
Distribution	85,203
General	4,335
Construction Work in Progress	1,246
TOTAL	107,388
Accumulated Depreciation and Amortization	42,403
TOTAL - NET	64,985

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	97
TOTAL	97

CURRENT ASSETS

Cash and Cash Equivalents	72
Accounts Receivable:
Customers	1,806
Affiliated Companies	1,049
Accrued Unbilled Revenues	1,808
Miscellaneous	12
Allowance for Uncollectible Accounts	(296)
Materials and Supplies	254
Prepayments	1,633
Other	171
TOTAL	6,509

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	4,809
Other	269
Deferred Charges	190
Deferred Property Taxes	283
TOTAL	5,551
TOTAL ASSETS	$77,142

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

KINGSPORT POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized - 500,000 Shares
Outstanding - 410,000 Shares	$4,100
Paid-in Capital	13,800
Accumulated Other Comprehensive Income (Loss)	(2,204)
Retained Earnings	8,010
Total Common Shareholder's Equity	23,706
Long-term Debt-Affiliated	20,000
TOTAL	43,706

CURRENT LIABILITIES
Advances from Affiliates	7,985
Accounts Payable:
General	235
Affiliated Companies	6,355
Customer Deposits	2,004
Taxes Accrued	1,492
Interest Accrued	550
Obligations Under Capital Leases	149
Other	1,052
TOTAL	19,822

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	11,169
Regulatory Liabilities:
Deferred Investment Tax Credits	473
Asset Removal Costs	663
Deferred Credits	171
Obligations Under Capital Leases	125
Employee Benefits and Pension Obligations	1,013
TOTAL	13,614
TOTAL CAPITALIZATION AND LIABILITIES	$77,142

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
ASSETS
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$24,176
Distribution	85,941
General	6,782
Construction Work in Progress	5,683
TOTAL	122,582
Accumulated Depreciation and Amortization	51,507
TOTAL - NET	71,075

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	17
Other	28
TOTAL	45

CURRENT ASSETS

Cash and Cash Equivalents	114
Other Cash Deposits	5
Accounts Receivable:
Customers	6,251
Affiliated Companies	500
Accrued Unbilled Revenues	4,092
Miscellaneous	5
Allowance for Uncollectible Accounts	(93)
Materials and Supplies	120
Prepayments	299
Other	171
TOTAL	11,464

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	9,906
SFAS 112 Postemployment Benefits	552
Other	479
Deferred Property Taxes	774
Deferred Charges	32
TOTAL	11,743

TOTAL ASSETS	$94,327

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized and Outstanding - 150,000 Shares	$2,428
Paid-in Capital	15,596
Accumulated Other Comprehensive Income (Loss)	(3,157)
Retained Earnings	17,040
Total Common Shareholder's Equity	31,907
Long-term Debt-Affiliated	25,000
TOTAL	56,907

CURRENT LIABILITIES

Advances from Affiliates	5,130
Accounts Payable:
General	401
Affiliated Companies	6,687
Customer Deposits	958
Taxes Accrued	2,765
Interest Accrued	78
Obligations Under Capital Leases	130
Other	1,115
TOTAL	17,264

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	15,320
Regulatory Liabilities:
Deferred Investment Tax Credits	277
Deferred Credits	201
Obligations Under Capital Leases	272
Employee Benefits and Pension Obligations	4,086
TOTAL	20,156
TOTAL CAPITALIZATION AND LIABILITIES	$94,327

Item 18

A Retained Earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances as of the end of the quarter.

See the following Statements of Common Shareholder's Equity and Comprehensive Income (Loss) previously filed as part of AEP's Combined Form 10Q for the quarter ended September 30, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Shown below are the Statements of Retained Earnings for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$25,358
Net Income	2,848
Goodwill Amortization	-
Common Stock Dividends	(4,500)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - September 30, 2005	$23,706

WHEELING POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF SEPTEMBER 30, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$36,143
Net Income	3,014
Goodwill Amortization	-
Common Stock Dividends	(7,250)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - September 30, 2005	$31,907

Item 19

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10166 and in accordance with the terms and conditions of the Commission’s order dated July 1, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, American Electric Power Company, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 28th day of November, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation